MULTIPLE CLASS PLAN

                       TEMPLETON INSTITUTIONAL FUNDS INC.

                              FOREIGN EQUITY SERIES

This Multiple Class Plan (the "Plan") has been adopted by a majority of the Board of Directors (the "Board") of Templeton Institutional Funds, Inc. (the "Investment Company") on behalf of the Foreign Equity Series (the "Fund"). The Board, including a majority of the Directors who are not interested persons of the Investment Company ("non-interested Directors"), has determined that the Plan is in the best interests of each class and the Fund as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares ("Shares") for the Fund.

         1. The Fund shall offer two classes of shares, to be known as Foreign Equity Series - Primary Shares and Foreign Equity Series - Service Shares.

         2. Neither the Primary Shares nor Service Shares class shall carry a front-end sales charge or a deferred sales charge.

         3. The distribution plan adopted by the Investment Company pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Rule 12b-1 Plan"), associated with the Service Shares class may be used to pay Franklin/Templeton Distributors, Inc. ("Distributors"), or others to assist in the promotion and distribution of shares of the Service Shares class. Payments made under the Plan may be used for, among other things, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of Distributors' overhead expenses attributable to the distribution of shares of the Service Shares class. Payments made under the Plan may also be used to pay dealers or others for, among other things, furnishing personal services and maintaining customer accounts and records, or as serve fees as defined under NASD rules. Agreements for the payment of fees to others shall be in a form that has been approved from time to time by the Directors, including the non-interested Directors.

         The Plans shall operate in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, section 26(d).

         4. The only difference in expenses as between Primary Shares and Service Shares classes shall relate to differences in the Rule 12b-1 plan expenses of each class. Such Rule 12b-1 expenses, if any, shall be as described in that class' Rule 12b-1 Plan.

         5. There shall be no conversion features associated with the Shares.

         6. Shares of each class of the Fund may be exchanged for shares of another open-end investment company within the Franklin Templeton Group of Funds according to the terms and conditions stated in each fund's prospectus and

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statement of additional information, as it may be amended from time to time, to the extent permitted by the Investment Company Act of 1940, as amended, and the rules and regulations adopted thereunder.

         7. Each Class will vote separately with respect to any Rule 12b-1 Plan related to that Class.

         8. On an ongoing basis, the Investment Company's Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts between the interests of the two classes of shares. The directors, including a majority of the non-interested Directors, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The Fund's Investment Manager and Franklin Templeton Distributors, Inc. shall be responsible for alerting the Board of any material conflicts that arise.

         9. All material amendments to this Plan must be approved by a majority of the Directors, including a majority of the non-interested Directors.